EXHIBIT 99.1

Himax Technologies, Inc. to Hold Annual General Meeting on August 13, 2025

TAINAN, Taiwan, June 13, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that the Company will hold its Annual General Meeting (“AGM”) in Taiwan on August 13, 2025.

Details of the Annual General Meeting are below:

TIME and DATE:	TAIWAN 9:30 a.m., August 13, 2025

LOCATION:	HIMAX FAB 2 - TAINAN CITY, TAIWAN

Shareholders will vote to adopt the Company’s 2024 Audited Accounts and Financial Reports, re-elect Mr. Yan-Kuin Su as an Independent Director of the Company, amend and restate the Company’s Amended and Restated 2011 Long-Term Incentive Plan by the Amendment(s) extending its duration for additional five years to September 6, 2030, and transact any other business brought before the 2025 AGM. Copies of the Company’s Proxy Statement and 2011 Long-Term Incentive Plan Amended and Restated as of August 31st, 2016, 2nd Amended and Restated as of August 28th, 2019, 3rd Amended and Restated as of August 16th, 2022, and 4th Amended and Restated as of August 13rd, 2025 have been filed with the SEC.

Additionally, a copy of Himax Technologies 2024 Annual Report has been posted on the Himax website for download. The Annual Report can be accessed at the following link: https://www.himax.com.tw/investors/financial-information/.

For additional information and travel arrangements, please contact Company or investor relations representatives listed below.

Company Contact:	In the U.S.:
Karen Tiao, Head of IR/PR	Mark Schwalenberg, Director
Tel: +886-2-2370-3999	Tel: +1-312-261-6430
Email: hx_ir@himax.com.tw	Email: mark.schwalenberg@mzgroup.us

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,603 patents granted and 389 patents pending approval worldwide as of March 31, 2025.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:

Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us